NEUBERGER BERMAN EQUITY SERIES
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B

   Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Series Administration Agreement shall be:

(1) .15% per annum of the average daily net assets of each Series, plus in each case

(2) certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communications, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.


      Dated: July 1, 1999